Filed by Consolidated Communications Holdings, Inc.
pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: North Pittsburgh Systems, Inc.
Commission File No.: 0-13716

To: All Consolidated Communications Employees
From: Bob Currey, President and CEO
Date: July 2, 2007
Re: Acquisition of North Pittsburgh Systems, Inc.

I am very excited to announce that we have entered into a definitive agreement to acquire North Pittsburgh Systems, Inc. (Nasdaq: NPSI) based in Gibsonia, Pennsylvania.

North Pittsburgh Systems, Inc. operates North Pittsburgh Telephone Co., a 101-year-old telecommunications company in western Pennsylvania, as well as a competitive local exchange carrier (CLEC) and interexchange carrier Penn Telecom and Internet service provider Nauticom. The corporation has about 300 employees and approximately 144,100 total connections.

North Pittsburgh Telephone Co. (NPTC) serves a 285-square-mile area, including the counties of Allegheny, Armstrong, Butler and Westmoreland in Pennsylvania. They currently offer voice and data services, including local and long distance, high-speed Internet and VOIP.

As I communicated to you this past year, part of our planned strategy is to pursue acquisitions that make sense for our company. Earlier this year, we identified North Pittsburgh as a potential good fit for Consolidated and we engaged in a rigorous review of the company, including its operations, systems, network, market position and financials. We found North Pittsburgh to be an excellent complement to our Illinois and Texas operations and I’m extremely pleased this resulted in a successful bidding process and an agreement.

North Pittsburgh has established a strong reputation with its customers and in the communities it serves. It has attractive markets where we have an opportunity to increase broadband penetration and grow the product suite. With its extensive and advanced fiber network we are well positioned to layer on IPTV and offer triple-play bundles. Overall, the company has a solid foundation on which we can build.

What does this mean for you? This acquisition strengthens our company and better positions us for a sustainable future with new opportunities for advancement and growth. But we also recognize it is a large endeavor and will require the skills and efforts of many of you. I’m confident in our collective ability to be successful.

In the meantime, we must continue to keep our focus on our customers. Taking care of their needs and reinforcing their choice of Consolidated Communications as their provider has never been more important.

As essential information becomes available about the sale closing and integration process, we will provide updates. Questions should be directed to your supervisor or you may use the Corporate Communications Employee Comment Box on the intranet or the Corporate Communications voice mailbox at 217-258-9700.

It is an exciting time to be a member of the Consolidated Communications team, and I hope you are looking forward to the opportunities ahead, as I am.

Safe Harbor

Any statements other than statements of historical facts, including statements about management’s beliefs and expectations, are forward-looking statements and should be evaluated as such. These statements are made on the basis of management’s views and assumptions regarding future events and business performance. Words such as “estimate,” “believe,” “anticipate,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) involve risks and uncertainties that may cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. These risks and uncertainties include the ability of Consolidated Communications Holdings, Inc. (the “Company”) to complete the acquisition, successfully integrate the operations of North Pittsburgh Systems, Inc. (“North Pittsburgh”) and realize the synergies from the acquisition, as well as a number of other factors related to the businesses of the Company and North Pittsburgh, including various risks to stockholders of not receiving dividends and risks to the Company’s ability to pursue growth opportunities if the Company continues to pay dividends according to the current dividend policy; various risks to the price and volatility of the Company’s common stock; the substantial amount of debt and the Company’s ability to incur additional debt in the future; the Company’s need for a significant amount of cash to service and repay the debt and to pay dividends on the Company’s common stock; restrictions contained in the Company’s debt agreements that limit the discretion of management in operating the business; the ability to refinance the existing debt as necessary; regulatory changes, rapid development and introduction of new technologies and intense competition in the telecommunications industry; risks associated with the Company’s possible pursuit of acquisitions; economic conditions in the Company’s and North Pittsburgh’s service areas in Illinois, Texas and Pennsylvania; system failures; losses of large customers or government contracts; risks associated with the rights-of-way for the network; disruptions in the relationship with third party vendors; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; changes in the extensive governmental legislation and regulations governing telecommunications providers and the provision of telecommunications services; telecommunications carriers disputing and/or avoiding their obligations to pay network access charges for use of the Company’s network; high costs of regulatory compliance; the competitive impact of legislation and regulatory changes in the telecommunications industry; and liability and compliance costs regarding environmental regulations. These and other risks and uncertainties are discussed in more detail in the Company’s and North Pittsburgh’s filings with the Securities and Exchange Commission, including our respective reports on Form 10-K and Form 10-Q.

Many of these risks are beyond management’s ability to control or predict. All forward-looking statements attributable to the Company, North Pittsburgh or persons acting on behalf of each of them are expressly qualified in their entirety by the cautionary statements and risk factors contained in this communication and the companies’ filings with the Securities and Exchange Commission. Because of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements. Furthermore, forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Prospectus/Proxy Statement

This material is not a substitute for the prospectus/proxy statement the Company and North Pittsburgh will file with the Securities and Exchange Commission. Investors are urged to read the prospectus/proxy statement, which will contain important information, including detailed risk factors, when it becomes available. The prospectus/proxy statement and other documents which will be filed by the Company and North Pittsburgh with the Securities and Exchange Commission will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request when such a filing is made to Consolidated Communications, 121 South 17th Street, Mattoon, IL 61938, Attention: Investor Relations; or to North Pittsburgh, 4008 Gibsonia Road, Gibsonia, Pennsylvania 15044, Attention: Investor Relations. The final prospectus/proxy statement will be mailed to shareholders of North Pittsburgh.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and North Pittsburgh, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2007 annual meeting of shareholders. Information about the directors and executive officers of North Pittsburgh is set forth in the company’s Annual Report on Form 10-K for the year ended December 31, 2006, as amended. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.

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